

Mail Stop 3561

March 30, 2016

Mr. Joel L. Thomas
Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
PO Box 2009
Morrisville, NC 27560

      Re: Alliance One International, Inc.
             Form 10-K for the Year Ended March 31, 2015
             Filed June 8, 2015
             File No. 001-13684

Dear Mr. Thomas:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure